Vyrex Corporation

21615 North 2nd Avenue

Phoenix, Arizona 85027

August 11, 2008

VIA EDGAR

Mr. Kevin L. Vaughn

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vyrex Corporation (the “Company”)

Form 10-KSB for the year ended December 31, 2007

Form 10-Q as of March 31, 2008

File No. 0-27866

Dear Mr. Vaughn:

The following constitutes the comments made in your letter dated July 17, 2008 and the Company’s response to each of the comments, in the order set forth in that letter:

Form 10-KSB for the Year Ended December 31, 2007

Item 8A. Controls and Procedures, page 11

1. We do not see where you have included disclosure regarding the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures as of December 31, 2007. Please amend this filing to provide your conclusions regarding the effectiveness of your disclosure controls and procedures as of December 31, 2007 as required by Item 307 of Regulation S-B.

We agree with the Staff’s comments regarding the need to include additional disclosure related to controls and procedures. We will prepare and file an Amendment to the Form 10-KSB including this disclosure.

Mr. Kevin L. Vaughn

August 11, 2008

Report of Independent Registered Public Accounting Firm, page F-2

2. Please amend the filing to include an audit report that covers all periods presented in the financial statements, including the inception to date information. We note from the report of Berenfeld Spritzer Shechter & Sheer, LLP included in your 2006 10-KSB that the periods from January 2, 1991 through December 31, 2004 were audited by other auditors. If still true and the work of these auditors are referenced in the 2007 report, please include the reports of each of the other auditors in the amended 10-KSB.

With respect to the Staff’s request for a report from the Company’s predecessor auditors, we respectfully request a waiver of the requirement under Rule 2-05 of Regulation S-X for the consent of the predecessor auditors for the reasons described below.

The Company is a development stage enterprise; as such, we retain an additional column on our consolidated statements of operations, stockholders’ equity and cash flows for the period from inception (January 2, 1991) through our most recent audited financial statements. In the April 16, 2007 report of the independent registered public accounting firm of Berenfeld, Spritzer, Shechter & Sheer, CPA, that was filed in connection with our Annual Report on Form 10-KSB for the year ended December 31, 2006, our auditor stated that it had relied on the report of other auditors for the audited financial statements for the period from date of inception through December 31, 2004. Rule 2-05 of Regulation S-X requires that we provide reports of the predecessor accountants if our principal accountant elects to place reliance on the work of the other accountants and makes references to that effect in its report. We included a consent letter and the auditors’ report of the predecessor auditor in our 2006 filing. However, in the March 28, 2008 auditors’ report that was filed in connection with our Annual Report on Form 10-KSB for the year ended December 31, 2007, our auditor, at its election, did not state that it had relied on the report of other auditors for the period from inception through December 31, 2004. As such, we did not believe that Rule 2-05 of Regulation S-X applied, and therefore did not request consent from the predecessor auditors and did not include their report in our 2007 filing.

If our interpretation of Rule 2-05 was wrong and the reports of the other auditors should have been included in our 2007 filing, despite the lack of reference in the 2007 auditors’ report, we respectfully request a waiver of the requirement in Rule 2-05 for the following reasons. We believe that obtaining reissued reports from our predecessor auditors in 2008 (for our financial statements for the period from inception through December 31, 2004 and that the predecessors audited more than three years ago and as long ago as 15 years ago) would not be relevant or helpful in understanding our financial statements for the years ended December 31, 2005, 2006 and 2007.

Since the Company’s inception in 1991, other than our existing auditors, the Company has retained two auditors. J.H. Cohn was originally dismissed on July 3, 1996 and then, after being retained again, resigned as the Company’s auditors on December 30, 2005. Ernst & Young LLC served as our auditors from late 1996 through April 20, 1999. Our most recent signed report from a predecessor auditor was provided to the Commission on

Mr. Kevin L. Vaughn

August 11, 2008

March 29, 2005 in connection with the predecessor’s audit of our financial statements for the years ended December 31, 2003 and 2004. Since March 29, 2005, we have retained the same auditor and they have audited the Company’s most recent financial statements for the year ended December 31, 2005, 2006 and 2007.

We believe that obtaining reissued reports from our predecessor auditors would not be relevant or helpful in understanding our financial statements for the years ended December 31, 2005, 2006 and 2007. Further, we believe that the time and costs associated with enabling our predecessor auditors to become current with their prior work, obtain the appropriate representation from our current auditors and review our filings that are beyond five years from the predecessor auditor’s own efforts, would be excessive and would significantly outweigh any possibility of additional protection to our stockholders by including a more current report by our predecessor auditors.

Based on the facts and circumstances that we have described above, we respectfully request a waiver of the requirement for the Company to provide the predecessor auditors report in our Form 10-KSB for the year ended December 31, 2007 (for our financial statements from the period from inception through December 31, 2004) under Rule 2-05 of Regulation S-X.

Exhibits 31.1 and 31.2

3. We note that your certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Item 601(b)(31) of Regulation S-B. Specifically, we note that the Rule 13a-14(a) certifications included with this filing omit (i) paragraph 4(b) and (ii) the portion of the introductory language in paragraph 4 that refers to the responsibility of the certifying officers for establishing and maintaining the registrant’s internal control over financial reporting. Please amend your filing to include revised certifications that conform to the exact wording required by Item 601(b) (31) of Regulation S-B.

We agree with the Staff’s comments regarding the certifications. We will prepare and file an Amendment to the Form 10-Q including this disclosure.

Form 10-Q as of March 31, 2008

Note 2. Business Acquisition, page 7

4. We note the disclosure on page 10 that following the cessation of its Biotech Business operations in October 2005, Vyrex was a public shell with no operations seeking an appropriate merger partner. We also note that as of February 12, 2008 PowerVerde was the operating entity and that, going forward, its operations would represent the sole operations of Vyrex. Please note that the staff considers the merger of a private operating company into a non-operating public shell corporation with nominal assets to be a capital transaction in substance, rather than a business combination. That is, the transaction is equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation, accompanied

Mr. Kevin L. Vaughn

August 11, 2008

by a recapitalization of the private company. The accounting is identical to that resulting from a reverse acquisition, except that no goodwill or other intangibles should be recorded. In addition, as a result, the only historical financial statements presented for the registrant in periods following the transaction would be those of the operating entity-PowerVerde.

Please tell us how you considered that guidance in concluding on the appropriate accounting for the February 12, 2008 transaction or revise the filing to comply and to clearly describe your accounting.

We agree with the Staff’s comments regarding the accounting treatment of the merger of PowerVerde with and into Vyrex. We will file an amended Form 10-Q which will not reflect the recording of any goodwill or intangibles. Also, we confirm that the Form 10-Q/A for the period ended March 31, 2008 will present the historical financial statements of the operating entity, PowerVerde.

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The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing is responsive to the Staff’s comments. We are working on the amendments to the Form 10-KSB and Form 10-Q; however, we would appreciate your response to our request in item number 2 above before we submit those amendments.

Should you have any additional questions or comments, please do not hesitate to contact the undersigned or our company counsel Robert Macaulay at (305) 530-4026. Thank you for your assistance.

Sincerely yours,

George Konrad
President